Exhibit 99.69

Volaris Announces Additional Liquidity Preservation Initiatives,

US$ 100 Million Of Working Capital Relief

MEXICO CITY, April 14, 2021 - Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, today announces additional liquidity preservation measures.

Since the COVID-19 pandemic started, the Company has implemented multiple actions under a "liquidity preservation plan", with significant results achieved during 2020.

In the first quarter of 2021, the focus has been to combine further payment deferrals with an optimization of the fleet plan for the post COVID-19 traffic requirements.

During the first quarter, the Company targeted an additional working capital relief of US$100M.  As of today, Volaris has achieved agreements for US$87M.

The Company is also working on other fleet related initiatives aimed to improve its competitive position by yielding additional liquidity preservation as well as further reducing the total cost of the fleet.

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to 170 and its fleet from four to 87 aircraft. Volaris offers more than 410 daily flight segments on routes that connect 43 cities in Mexico and 25 cities in the United States with one of the youngest fleet in The Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico and in selected destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit: www.volaris.com.

Investor Relations contact: María Elena Rodríguez / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100